SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                               Clean Harbors, Inc.
                                (Name of Company)

                     Common Stock, Par Value $.01 Per Share
                         (Title of Class of Securities)

                                    184496107
                                 (Cusip Number)

                                Charles A. Irwin
                       c/o Oak Hill Securities Fund, L.P.
                           201 Main Street, Suite 1910
                              Forth Worth, TX 76102
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 19, 2003
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box [_].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 184496107                                                            2


--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON:

                  Oak Hill Securities Fund, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:      (a)     [_]
                                                                (b)     [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS:

                  OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):
                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION:

                  Delaware
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER:         172,598 (1)
       NUMBER OF
        SHARES                  ------------------------------------------------
     BENEFICIALLY               8       SHARED VOTING POWER:       0
         OWNED
          BY                    ------------------------------------------------
         EACH                   9       SOLE DISPOSITIVE POWER:    172,598 (1)
       REPORTING
        PERSON                  ------------------------------------------------
         WITH                   10      SHARED DISPOSITIVE POWER:  0

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

         172,598 (1)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

         1.2%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON:

         PN
--------------------------------------------------------------------------------
------------------------
1. Represents (i) 10,645 shares of Common Stock of Clean Harbors, Inc. (the "Company"), that are held directly by Oak Hill Securities Fund, L.P. ("OHSF") and (ii) 161,953 shares of Common Stock of the Company that would be held directly by OHSF upon conversion of its 1,675 shares of Series C Convertible Preferred Stock, par value $0.01 per share, of the Company (the "Series C Preferred Stock"). Subject to certain limitations, such shares of Series C Preferred Stock are convertible into shares of Common Stock. The conversion ratio for the Series C Preferred Stock was calculated using the stated value as of September 30, 2003. OHSF is managed by its general partner, Oak Hill Securities GenPar, L.P., which is managed by its general partner Oak Hill Securities MGP, Inc.

CUSIP No. 184496107                                                            3


--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON:

                  Oak Hill Securities GenPar, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:      (a)     [_]
                                                                (b)     [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS:

                  OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):
                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION:

                  Delaware
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER:         172,598 (2)
       NUMBER OF
        SHARES                  ------------------------------------------------
     BENEFICIALLY               8       SHARED VOTING POWER:       0
         OWNED
          BY                    ------------------------------------------------
         EACH                   9       SOLE DISPOSITIVE POWER:    172,598 (2)
       REPORTING
        PERSON                  ------------------------------------------------
         WITH                   10      SHARED DISPOSITIVE POWER:  0

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

         172,598 (2)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

         1.2%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON:

         PN
--------------------------------------------------------------------------------
------------------------
2 Represents 172,598 shares of Common Stock of the Company that are beneficially owned by Oak Hill Securities GenPar, L.P. ("OHS GenPar"), in its capacity as general partner of OHSF, with respect to 10,645 shares of Common Stock held directly by OHSF and 161,953 shares of Common Stock which would be held directly by OHSF upon conversion of the 1,675 shares of Series C Preferred Stock owned by OHSF. Subject to certain limitations, such shares of Series C Preferred Stock are convertible into shares of Common Stock. The conversion ratio for the Series C Preferred Stock was calculated using the stated value as of September 30, 2003. OHS GenPar is managed by its general partner Oak Hill Securities MGP, Inc.

CUSIP No. 184496107                                                            4


--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON:

                  Oak Hill Securities MGP, Inc.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:      (a)     [_]
                                                                (b)     [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS:

                  OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):
                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION:

                  Delaware
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER:         172,598 (3)
       NUMBER OF
        SHARES                  ------------------------------------------------
     BENEFICIALLY               8       SHARED VOTING POWER:       0
         OWNED
          BY                    ------------------------------------------------
         EACH                   9       SOLE DISPOSITIVE POWER:    172,598 (3)
       REPORTING
        PERSON                  ------------------------------------------------
         WITH                   10      SHARED DISPOSITIVE POWER:  0

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

         172,598 (3)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

         1.2%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON:

         CO
--------------------------------------------------------------------------------
------------------------
3 Represents 172,598 shares of Common Stock of the Company that are beneficially owned by Oak Hill Securities MGP, Inc. ("OHS MGP"), in its capacity as general partner of OHS GenPar, the general partner of OHSF, with respect to 10,645 shares of Common Stock held directly by OHSF and 161,953 shares of Common Stock which would be held directly by OHSF upon conversion of the 1,675 shares of Series C Preferred Stock owned by OHSF. Subject to certain limitations, such shares of Series C Preferred Stock are convertible into shares of Common Stock. The conversion ratio for the Series C Preferred Stock was calculated using the stated value as of September 30, 2003.

CUSIP No. 184496107                                                            5


--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON:

                  Oak Hill Securities Fund II, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:      (a)     [_]
                                                                (b)     [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS:

                  OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):
                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION:

                  Delaware
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER:         356,324 (4)
       NUMBER OF
        SHARES                  ------------------------------------------------
     BENEFICIALLY               8       SHARED VOTING POWER:       0
         OWNED
          BY                    ------------------------------------------------
         EACH                   9       SOLE DISPOSITIVE POWER:    356,324 (4)
       REPORTING
        PERSON                  ------------------------------------------------
         WITH                   10      SHARED DISPOSITIVE POWER:  0

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

         356,324 (4)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

         2.5%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON:

         PN
--------------------------------------------------------------------------------
------------------------
4 Represents (i) 21,300 shares of Common Stock of the Company that are held directly by Oak Hill Securities Fund II, L.P. ("OHSF II") and (ii) 335,024 shares of Common Stock which would be held directly by OHSF II upon conversion of its 3,465 shares of Series C Preferred Stock. Subject to certain limitations, such shares of Series C Preferred Stock are convertible into shares of Common Stock. The conversion ratio for the Series C Preferred Stock was calculated using the stated value as of September 30, 2003. OHSF II is managed by its general partner Oak Hill Securities GenPar II, L.P., which is managed by its general partner Oak Hill Securities MGP II, Inc.

CUSIP No. 184496107                                                            6


--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON:

                  Oak Hill Securities GenPar II, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:      (a)     [_]
                                                                (b)     [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS:

                  OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):
                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION:

                  Delaware
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER:         356,324 (5)
       NUMBER OF
        SHARES                  ------------------------------------------------
     BENEFICIALLY               8       SHARED VOTING POWER:       0
         OWNED
          BY                    ------------------------------------------------
         EACH                   9       SOLE DISPOSITIVE POWER:    356,324 (5)
       REPORTING
        PERSON                  ------------------------------------------------
         WITH                   10      SHARED DISPOSITIVE POWER:  0

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

         356,324 (5)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

         2.5%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON:

         PN
--------------------------------------------------------------------------------
------------------------
5 Represents 356,324 shares of Common Stock of the Company that are beneficially owned by Oak Hill Securities GenPar II, L.P. ("OHS GenPar II"), in its capacity as general partner of OHSF II, with respect to (i) 21,300 shares of Common Stock held directly by OHSF II and (ii) 335,024 shares of Common Stock which would be held directly by OHSF II upon conversion of the 3,465 shares of Series C Preferred Stock owned by OHSF
     II. Subject to certain limitations, such shares of Series C Preferred Stock are convertible into shares of Common Stock. The conversion ratio for the Series C Preferred Stock was calculated using the stated value as of September 30, 2003. OHS GenPar II is managed by its general partner Oak Hill Securities MGP II, Inc.

CUSIP No. 184496107                                                            7


--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON:

                  Oak Hill Securities MGP II, Inc.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:      (a)     [_]
                                                                (b)     [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS:

                  OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):
                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION:

                  Delaware
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER:         356,324 (6)
       NUMBER OF
        SHARES                  ------------------------------------------------
     BENEFICIALLY               8       SHARED VOTING POWER:       0
         OWNED
          BY                    ------------------------------------------------
         EACH                   9       SOLE DISPOSITIVE POWER:    356,324 (6)
       REPORTING
        PERSON                  ------------------------------------------------
         WITH                   10      SHARED DISPOSITIVE POWER:  0

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

         356,324 (6)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

         2.5%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON:

         CO
--------------------------------------------------------------------------------
------------------------
6 Represents 356,324 shares of Common Stock of the Company that are beneficially owned by Oak Hill Securities MGP II, Inc. ("OHS MGP II"), in its capacity as general partner of OHS GenPar II, the general partner of OHSF II, with respect to (i) 21,300 shares of Common Stock held directly by OHSF II and (ii) 335,024 shares of Common Stock which would be held directly by OHSF II upon conversion of the 3,465 shares of Series C Preferred Stock owned by OHSF II. Subject to certain limitations, such shares of Series C Preferred Stock are convertible into shares of Common Stock. The conversion ratio for the Series C Preferred Stock was calculated using the stated value as of September 30, 2003.

CUSIP No. 184496107                                                            8


--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON:

                  Oak Hill Asset Management, Inc.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:      (a)     [_]
                                                                (b)     [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS:

                  OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):
                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION:

                  Delaware
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER:         94,001 (7)
       NUMBER OF
        SHARES                  ------------------------------------------------
     BENEFICIALLY               8       SHARED VOTING POWER:       0
         OWNED
          BY                    ------------------------------------------------
         EACH                   9       SOLE DISPOSITIVE POWER:    94,001 (7)
       REPORTING
        PERSON                  ------------------------------------------------
         WITH                   10      SHARED DISPOSITIVE POWER:  0

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

         94,001 (7)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

         0.7%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON:

         CO
--------------------------------------------------------------------------------
------------------------
7 Oak Hill Asset Management, Inc. ("OHAM") is an investment advisor. Two clients of OHAM beneficially own 94,001 shares of Common Stock of the Company, consisting of (i) 7,465 shares of Common Stock held directly by such clients and (ii) 86,536 shares of Common Stock which would be held directly by such clients upon conversion of the 895 shares of Series C Preferred Stock owned by those investment advisee clients. Subject to certain limitations, such shares of Series C Preferred Stock are convertible into the shares of Common Stock described above. OHAM beneficially owns such shares. The conversion ratio for the Series C Preferred Stock was calculated using the stated value as of September 30, 2003.

CUSIP No. 184496107                                                            8


--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON:

                  Oak Hill Advisors, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:      (a)     [_]
                                                                (b)     [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS:

                  OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):
                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION:

                  Delaware
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER:         44,282 (8)
       NUMBER OF
        SHARES                  ------------------------------------------------
     BENEFICIALLY               8       SHARED VOTING POWER:       0
         OWNED
          BY                    ------------------------------------------------
         EACH                   9       SOLE DISPOSITIVE POWER:    44,282 (8)
       REPORTING
        PERSON                  ------------------------------------------------
         WITH                   10      SHARED DISPOSITIVE POWER:  0

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

         44,282 (8)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

         0.3%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON:

         PN
--------------------------------------------------------------------------------
------------------------
8 Oak Hill Advisors, L.P. ("OHA") is an investment advisor. One client of OHA beneficially owns 44,282 shares of Common Stock of the Company, consisting of (i) 3,190 shares of Common Stock held directly by such client and (ii) 44,282 shares of Common Stock which would be held directly by such client upon conversion of the 425 shares of Series C Preferred Stock owned by that investment advisee client. Subject to certain limitations, such shares of Series C Preferred Stock are convertible into the shares of Common Stock described above. OHA beneficially owns such shares. The conversion ratio for the Series C Preferred Stock was calculated using the stated value as of September 30, 2003. OHA is managed by its general partner Oak Hill Advisors MGP, Inc.

CUSIP No. 184496107                                                           10


--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON:

                  Oak Hill Advisors MGP, Inc.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:      (a)     [_]
                                                                (b)     [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS:

                  OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):
                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION:

                  Delaware
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER:         44,282 (9)
       NUMBER OF
        SHARES                  ------------------------------------------------
     BENEFICIALLY               8       SHARED VOTING POWER:       0
         OWNED
          BY                    ------------------------------------------------
         EACH                   9       SOLE DISPOSITIVE POWER:    44,282 (9)
       REPORTING
        PERSON                  ------------------------------------------------
         WITH                   10      SHARED DISPOSITIVE POWER:  0

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

         44,282 (9)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

         0.3%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON:

         CO
--------------------------------------------------------------------------------
------------------------
9 Oak Hill Advisors MGP, Inc. ("OHA MGP"), is the general partner of OHA, an investment advisor. One client of OHA beneficially owns 44,282 shares of Common Stock of the Company, consisting of (i) 3,190 shares of Common Stock held directly by such client and (ii) 41,092 shares of Common Stock which would be held directly by such client upon conversion of the 425 shares of Series C Preferred Stock owned by such client. Subject to certain limitations, such shares of Series C Preferred Stock are convertible into the shares of Common Stock described above. OHA MGP beneficially owns such shares. The conversion ratio for the Series C Preferred Stock was calculated using the stated value as of September 30, 2003.

CUSIP No. 184496107                                                           11


--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON:

                  Glenn R. August
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:      (a)     [_]
                                                                (b)     [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS:

                  OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):
                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION:

                  United States of America
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER:         667,205 (10)
       NUMBER OF
        SHARES                  ------------------------------------------------
     BENEFICIALLY               8       SHARED VOTING POWER:       0
         OWNED
          BY                    ------------------------------------------------
         EACH                   9       SOLE DISPOSITIVE POWER:    667,205 (10)
       REPORTING
        PERSON                  ------------------------------------------------
         WITH                   10      SHARED DISPOSITIVE POWER:  0

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

         667,205 (10)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

         4.6%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON:

         IN
--------------------------------------------------------------------------------
------------------------
10 Represents 667,205 shares of Common Stock that are beneficially owned by Glenn R. August, consisting of (i) 172,598 shares of Common Stock that are beneficially owned by Glenn R. August, as the sole stockholder of OHS MGP,
     (ii) 356,324 shares of Common Stock that are beneficially owned by Glenn R. August, as the sole stockholder of OHS MGP II, (iii) 94,001 shares of Common Stock that are beneficially owned by Glenn R. August, as the sole stockholder of OHAM, and (iv) 44,282 shares of Common Stock that are beneficially owned by Glenn R. August, as the sole stockholder of OHA MGP. Subject to certain limitations, the shares of Series C Preferred Stock owned by these entities are convertible into shares of Common Stock. The conversion ratio for the Series C Preferred Stock was calculated using the stated value as of September 30, 2003.

CUSIP No. 184496107                                                           12


--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON:

                  Oak Hill Securities Fund Liquidating Trust
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:      (a)     [_]
                                                                (b)     [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS:

                  OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):
                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION:

                  Delaware
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER:         0
       NUMBER OF
        SHARES                  ------------------------------------------------
     BENEFICIALLY               8       SHARED VOTING POWER:       0
         OWNED
          BY                    ------------------------------------------------
         EACH                   9       SOLE DISPOSITIVE POWER:    0
       REPORTING
        PERSON                  ------------------------------------------------
         WITH                   10      SHARED DISPOSITIVE POWER:  0

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

         0
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

         0%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON:

         OO
--------------------------------------------------------------------------------

CUSIP No. 184496107                                                           13


Pursuant to Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amend their Schedule 13D Statement dated September 20, 2002, as amended by Amendment No. 1 dated December 15, 2003 (as amended, the "Schedule 13D").


ITEM 1.  SECURITY AND COMPANY.

         No material change.


ITEM 2.  IDENTITY AND BACKGROUND.

         No material change.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         No material change.


ITEM 4.  PURPOSE OF TRANSACTION.

         No material change.


ITEM 5.  INTEREST IN SECURITIES OF THE COMPANY.

         Item 5 (a) and (b) are amended and restated in their entirety as follows:

         (a) As of December 19, 2003, (i) OHSF beneficially owns 172,598 shares of Common Stock, or 1.2% of the issued and outstanding shares of Common Stock; (ii) OHS GenPar beneficially owns 172,598 shares of Common Stock, or 1.2% of the issued and outstanding shares of Common Stock; (iii) OHS MGP, Inc. beneficially owns 172,598 shares of Common Stock, or 1.2% of the issued and outstanding shares of Common Stock; (iv) OHSF II beneficially owns 356,324 shares of the Common Stock, or 2.5% of the issued and outstanding shares of Common Stock; (v) OHS GenPar II, L.P. beneficially owns 356,324 shares of Common Stock, or 2.5% of the issued and outstanding shares of Common Stock; (vi) OHS MGP II, Inc. beneficially owns 356,324 shares of Common Stock, or 2.5% of the issued and outstanding shares of Common Stock; (vii) OHAM, an investment advisor, beneficially owns 94,001 shares of Common Stock or 0.7% of the issued and outstanding shares of Common Stock; (viii) OHA, an investment advisor, beneficially owns 44,282 shares of Common Stock, or 0.3% of the issued and outstanding shares of Common Stock; (ix) OHA MGP, the general partner of OHA, an investment advisor, beneficially owns 44,282 shares of Common Stock, or 0.3% of the issued and outstanding shares of Common Stock; (x) Mr. August beneficially owns 667,205 shares of Common Stock, or 4.6% of the issued and outstanding shares of Common Stock; (xi) the Trust beneficially owns 0 shares of Common Stock, or 0% of the issued and outstanding shares of Common Stock; and (xii) the Reporting Persons, collectively, beneficially own 667,205 shares of Common Stock, or 0% of the issued and outstanding shares of Common Stock.

CUSIP No. 184496107                                                           14


         (b) (i) OHSF may be deemed to have the sole power to direct the voting and disposition of 172,598 shares of Common Stock, consisting of 10,645 shares of Common Stock held directly by OHSF and the 161,953 shares of Common Stock that would be held directly by OHSF upon conversion of the 1,675 shares of the Series C Preferred Stock owned by OHSF; (ii) OHS GenPar, in its capacity as general partner of OHSF, and OHS MGP, in its capacity as general partner of OHS GenPar, may be deemed to have the sole power to direct the voting and disposition of the 172,598 shares of Common Stock beneficially owned by OHSF (10,645 shares of Common Stock held directly by OHSF and 161,953 shares of Common Stock which would be held directly by OHSF upon conversion of its 1,675 shares of the Series C Preferred Stock); (iii) each of OHSF II, and OHS GenPar II and OHS MGP II, in their capacities as general partners of OHSF II and OHS GenPar II, respectively, may be deemed to have the sole power to direct the voting and disposition of 356,324 shares of Common Stock, consisting of the 21,300 shares of Common Stock held directly by OHSF II and the 335,024 shares of Common Stock which would be held directly by OHSF II upon conversion of the 3,465 shares of Series C Preferred Stock owned by OHSF II; (iv) OHAM, in its capacity as investment advisor, may be deemed to have the sole power to direct the voting and disposition of the 94,001 shares of Common Stock beneficially owned by its two investment advisee clients, consisting of the 7,465 shares of Common Stock held directly by such clients and the 86,536 shares of Common Stock which would be held directly by such clients upon the conversion of the 895 shares of Series C Preferred Stock owned by these investment advisee clients;
(v) each of OHA, in its capacity as investment advisor, and OHA MGP, in its capacity as general partner of OHA, may be deemed to have the sole power to direct the voting and disposition of the 44,282 shares of Common Stock beneficially owned by one of OHA's clients, consisting of the 3,190 shares of Common Stock held directly by such client and the 41,092 shares of Common Stock which would be held directly by such client upon conversion of the 425 shares of Series C Preferred Stock owned by such client; (vi) by virtue of the relationship between Mr. August and each of OHSF, OHS GenPar, OHS MGP, OHSF II, OHS GenPar II, OHS MGP II, OHAM, OHA and OHA MGP, Mr. August may be deemed to have the sole power to direct the voting and disposition of the 667,205 shares of Common Stock beneficially owned by such persons, consisting of the 42,600 shares of Common Stock held directly by OHSF, OHSF II, the investment advisee clients of OHAM and the investment advisee client of OHA and the 624,605 shares of Common Stock that would be held directly by OHSF, OHSF II, the investment advisee clients of OHAM and the investment advisee client of OHA upon conversion of the 6,460 shares of Series C Preferred Stock owned by these entities collectively; and (vii) the Reporting Persons, collectively, may be deemed to have the sole power to direct the voting and disposition of the 667,205 shares of Common Stock beneficially owned by them (as set forth in clause (vi)).

         Each of the Reporting Persons disclaims beneficial ownership of the Common Stock beneficially owned by the other Reporting Persons, other than the shares of Common Stock reported in this Schedule 13D beneficially owned by such Reporting Person.

         (c) On December 19, 2003, the Trust sold 1,790 shares of Series C Preferred Stock in a private sale at approximately $1,057.75 per share for an aggregate amount of approximately $1,893,365.

CUSIP No. 184496107                                                           15


         Except as set forth in this Schedule 13D, to the best of the knowledge of each of the Reporting Persons, none of the persons named in response to paragraph (a) has effected any transactions in the shares of Common Stock or in securities convertible into, exercisable for or exchangeable for shares of Common Stock, since the filing of the previous Schedule 13D.

         (e) On December 19, 2003, the Reporting Persons ceased to be owners of 5% of the Common Stock.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE COMPANY.

         No material change.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         EXHIBIT           DESCRIPTION
         -------           -----------

           1 Joint Filing Agreement, dated December 23, 2003, among Oak Hill Securities Fund, L.P., Oak Hill Securities Fund Liquidating Trust, Oak Hill Securities GenPar, L.P., Oak Hill Securities MGP, Inc., Oak Hill Securities Fund II, L.P., Oak Hill Securities GenPar II, L.P., Oak Hill Securities MGP II, Inc., Oak Hill Asset Management, Inc., Oak Hill Advisors, L.P., Oak Hill Advisors MGP, Inc. and Glenn
                           R. August.

CUSIP No. 184496107                                                           16


                  After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


DATED:   December 23, 2003


                                   OAK HILL SECURITIES FUND, L.P.


                                   By:  Oak Hill Securities GenPar, L.P.,
                                        its general partner


                                   By:  Oak Hill Securities MGP, Inc.,
                                        its general partner


                                   By:  /s/ William H. Bohnsack, Jr.
                                        ---------------------------------------
                                        Name:   William H. Bohnsack, Jr.
                                        Title:  Vice President



                                   OAK HILL SECURITIES FUND
                                      LIQUIDATING TRUST


                                   By:  Oak Hill Securities GenPar, L.P.,
                                        as Administrative Trustee


                                   By:  Oak Hill Securities MGP, Inc.
                                        its general partner


                                   By:  /s/ William H. Bohnsack, Jr.
                                        ---------------------------------------
                                        Name:   William H. Bohnsack, Jr.
                                        Title:  Vice President



                                   OAK HILL SECURITIES GENPAR, L.P.


                                   By:  Oak Hill Securities MGP, Inc.,
                                        its general partner


                                   By:  /s/ William H. Bohnsack, Jr.
                                        ---------------------------------------
                                        Name:   William H. Bohnsack, Jr.
                                        Title:  Vice President

CUSIP No. 184496107                                                           17


                                   OAK HILL SECURITIES MGP, INC.


                                   By:  /s/ William H. Bohnsack, Jr.
                                        ---------------------------------------
                                        Name:   William H. Bohnsack, Jr.
                                        Title:  Vice President



                                   OAK HILL SECURITIES FUND II, L.P.


                                   By:  Oak Hill Securities GenPar II, L.P.,
                                        its general partner


                                   By:  Oak Hill Securities MGP II, Inc.,
                                        its general partner


                                   By:  /s/ William H. Bohnsack, Jr.
                                        ---------------------------------------
                                        Name:   William H. Bohnsack, Jr.
                                        Title:  Vice President



                                   OAK HILL SECURITIES GENPAR II, L.P.


                                   By:  Oak Hill Securities MGP II, Inc.,
                                        its general partner


                                   By:  /s/ William H. Bohnsack, Jr.
                                        ---------------------------------------
                                        Name:   William H. Bohnsack, Jr.
                                        Title:  Vice President



                                   OAK HILL SECURITIES MGP II, INC.


                                   By:  /s/ William H. Bohnsack, Jr.
                                        ---------------------------------------
                                        Name:   William H. Bohnsack, Jr.
                                        Title:  Vice President



                                   OAK HILL ASSET MANAGEMENT, INC.


                                   By:  /s/ William H. Bohnsack, Jr.
                                        ---------------------------------------
                                        Name:   William H. Bohnsack, Jr.
                                        Title:  Vice President

CUSIP No. 184496107                                                           18


                                   OAK HILL ADVISORS, L.P.


                                   By:  Oak Hill Advisors MGP, Inc.,
                                        its general partner


                                   By:  /s/ William H. Bohnsack, Jr.
                                        ---------------------------------------
                                        Name:   William H. Bohnsack, Jr.
                                        Title:  Vice President



                                   OAK HILL ADVISORS MGP, INC.


                                   By:  /s/ William H. Bohnsack, Jr.
                                        ---------------------------------------
                                        Name:   William H. Bohnsack, Jr.
                                        Title:  Vice President



                                   /s/ Glenn R. August
                                   --------------------------------------------
                                   Glenn R. August